April 20, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attn: Joshua Ravitz
Re:	Cinemark Holdings, Inc. Registration Statement on Form S-1 File No. 333-140390
Dear Mr. Ravitz:
Cinemark Holdings, Inc, a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to April 23, 2007 at 12:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
The Company hereby acknowledges that:
1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or require any additional information, please do not hesitate to call me at (972) 665-1000 or Terry M. Schpok, P.C. at Akin Gump Strauss Hauer & Feld LLP at (214) 969-2800.
Sincerely,
CINEMARK HOLDINGS, INC.

By:	/s/ Michael Cavalier

Michael Cavalier, Senior Vice President-General Counsel and Secretary
3900 Dallas Parkway, Suite 500 • Plano, Texas 75093